Aina Le’a, Inc.

69-201 Waikoloa Beach Drive, #2617

Waikoloa, Hawaii 96738

July 29, 2016

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aina Le’a, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-201722

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aina Le’a, Inc., a Delaware corporation (the “Registrant”), hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-201722), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 27, 2015.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to proceed with the registration and sale of the securities covered by the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

Should you have any questions regarding this matter, please call counsel to the Registrant, Raymond A. Lee, at (949) 732-6510.

Very truly yours,

AINA LE’A, INC.

By:	/s/ Robert J. Wessels
Robert J. Wessels President and Chief Executive Officer